                                                                 Exhibit 23(h)-1

                              AMENDED AND RESTATED
                        ADMINISTRATIVE SERVICES AGREEMENT


     This Amended and Restated Administrative Services Agreement (the "Agreement") is entered into effective as of October 1, 1992 by Berger One Hundred and One Fund, Inc. (the "Fund") and Berger Associates, Inc. ("Berger Associates").

                                    RECITALS

     A. Pursuant to the terms of the Administrative Services Agreement (the "Old Agreement"), dated as of February 2, 1987, Berger Associates furnishes administrative and record keeping services to the Fund.

     B. In accordance with Paragraph 5 of the Old Agreement, each of the parties to the Old Agreement now desires to amend the Old Agreement to delete certain pricing and record keeping services from the Old Agreement and adjust the fees paid by the Fund for services as provided herein, and to restate the Old Agreement as so amended.

                                    AGREEMENT

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. Berger Associates shall perform all administrative and record keeping services (excluding transfer agent, dividend disbursing agent and related shareholder services) for the Fund not otherwise provided for and described in the Recordkeeping and Pricing Agent Agreement between the Fund and Investors Fiduciary Trust Company ("IFTC"), dated October 1, 1992 (the "IFTC Agreement"), including the preparation of financial statements and reports to be filed with the Securities and Exchange Commission and state regulatory authorities, and the maintenance and preservation of all such statements and reports, and any supporting documentation as may be required by the Investment Company Act of 1940 and other applicable federal and state laws and regulations. It is understood that the services to be performed by Berger Associates hereunder shall be substantially the same as those administrative and record keeping services Berger Associates has been obligated to perform for the Fund from December 15, 1978 to the date of this Agreement, with the exception of the record keeping agent and pricing agent services to be performed by IFTC pursuant to the IFTC Agreement, which services shall no longer be performed by Berger Associates.

     2. The Fund shall pay to Berger Associates a monthly fee for performing such services, payable on the last day of each month during all or part of which this Agreement is in effect, of one-twelfth (1/12) of one one-hundredth of one percent (.01%) of the average daily closing net assets of the Fund for such month.

     3. In performing the services described in paragraph 1, Berger Associates shall at all times comply with the applicable provisions of the Investment Company Act of 1940 and any other federal or state securities laws.

     4. This Agreement shall continue until terminated as hereinafter provided. It may be terminated at the end of any month by either party upon at least 60 days' notice in writing to the other party. This Agreement may not be assigned by either party without the written consent of the other party.

     5. This Agreement may be amended by the parties, provided that all such amendments shall be subject to the approval of the Board of Directors of the Fund.

     6. The effective date of this Agreement shall be October 1, 1992. This Agreement supersedes the Old Agreement between the parties hereto dated February 2, 1987.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

                    BERGER ONE HUNDRED AND ONE FUND, INC.



                    By: __________________________
                        President


                    BERGER ASSOCIATES, INC.



                    By: __________________________
                        President


                                        2